Delphi Financial Group, Inc.
                		       1105 North Market Street, Suite 1230
                  		       P.O. Box 8985
                                       Wilmington, Delaware 19899

        			       VIA EDGAR SYSTEM


					January 11, 2006


Mr. James Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549

Re:  Delphi Financial Group, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2004
        Filed March 31, 2005
        File No. 001-11462


Dear Mr. Rosenberg:

This letter acknowledges receipt of your letter dated December 23, 2005 (the "Comment Letter") relating to Delphi Financial Group, Inc.'s (the "Company") filing referenced above, which was received by the Company on December 29, 2005. The Company respectfully submits that its financial staff is presently under considerable resource constraints due to the year-end financial statement close process, but is in the process of reviewing and addressing the comments contained in the Comment Letter and will provide a response by Friday, January 27, 2006. We appreciate the Commission's courtesy in this matter.

If you have any questions, please do not hesitate to contact me at (267) 256-3684. Thank you for your time and attention.


					Very truly yours,

                                        /s/ THOMAS W. BURGHART

					Thomas W. Burghart
					Vice President and Treasurer

cc:   Dana Hartz
      Mary Mast
      Chad Coulter
      Geoffrey Liebmann